VIA EDGAR AND FACSIMILE

April 5, 2007

Tim Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	InSight Health Services Holdings Corp.
Form 10-K for the Fiscal Year Ended June 30, 2006
Form 10-Q for the Fiscal Quarter Ended December 31, 2006
File Number 333-75984

Dear Mr. Jenkins:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 30, 2007.  Your letter was focused on certain goodwill impairment charges by InSight Health Services Holdings Corp. (the “Registrant”) during the fourth quarter ended June 30, 2006 and the second quarter ended December 31, 2006.  The numbers below correspond to the comment numbers set forth in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Note 7 – Goodwill and Other Intangible Assets, page 56

1.              We note you performed an interim impairment analysis in your fiscal fourth quarter as a result of your negative financial trends and the anticipated impact of the enactment of the Deficit Reduction Act of 2005 (signed into law on February 8, 2006).  As a result of your analysis, you recorded an impairment charge relating to goodwill of approximately $189 million during the fourth quarter ended June 30, 2006.  Based on disclosure in your Form 10-Q for the quarter ended March 31, 2006, it appears these factors (e.g. triggering events) were also present during that quarter (see page 22).  Tell us, in as much detail as necessary, why you recognized an impairment charge in the fourth quarter of your fiscal year ended June 30, 2006 versus the quarter ended March 31, 2006.  In your response, please include a discussion of how you considered of Paragraph 28 of SFAS 142 for each period.

Paragraph 28 of SFAS 142 requires that the goodwill of a reporting unit be tested when events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Registrant did not test for impairment with respect to the quarter ended March 31, 2006 because no events or circumstances had occurred which made it more likely than not that the fair value of a reporting unit had been reduced below its carrying value.  It was not until the quarter ended June 30, 2006 that the Registrant determined that triggering events or circumstances had in fact occurred which made it more likely than not that the fair value of a reporting unit had been reduced below its carrying value  The triggering events in question were the Registrant’s negative financial trends (both the severity of the negative financial trends in the fourth quarter and the determination that the trends were anticipated to continue) and the determination of the anticipated impact of the Deficit Reduction Act of 2005 (the “DRA”) on the Registrant.

Though the Registrant had experienced negative financial trends, it was during the fourth quarter that the severity and long-term impact of the Registrant’s negative financial trends became apparent.  Specifically, during the third quarter (i) the Registrant’s revenues actually exceeded second quarter revenues; (ii) the Registrant’s year-over-year decline in revenues was approximately 2.0%; and (iii) the Registrant’s Adjusted EBITDA (a key non-GAAP measurement for the Registrant (see reconciliation in SEC filings)) only declined approximately 6.8% from approximately $20.5 million in the second quarter to $19.1 million in the third quarter.

In contrast, the Registrant experienced the following events or circumstances during the fourth quarter:

1)                                      the Registrant’s revenues declined 1.5% from the third quarter revenues;

2)                                      the Registrant’s revenues declined 5.4% on a year-over-year basis;

3)                                      the Registrant’s Adjusted EBITDA declined 15.7% from the third quarter Adjusted EBITDA ($19.1 million versus $16.1 million);

4)                                      the Registrant’s Adjusted EBITDA declined 27.8% on a year-over-year basis (the most severe decline not only for fiscal 2006, but for the last five years); and

5)                                      the Registrant’s Adjusted EBITDA was the lowest quarterly Adjusted EBITDA for the last five years.

The primary reimbursement reduction under the DRA was to limit reimbursement for the technical component for imaging services to the lesser of (a) the prospective payment system for hospital outpatient services or (b) the Medicare Part B fee schedule.  This reduction did not take effect until January 1, 2007, and therefore did not contribute to the declining financial performance during the fourth quarter of fiscal year 2006.

It was also during the fourth quarter that the Registrant completed its fiscal year 2007 annual business and operating plan (the “Operating Plan”) and, as a direct result thereof, (i) determined that the negative financial trends were anticipated to continue (and noted this fact within the Executive Summary section of MD&A in its Form 10-K) and (ii) estimated the prospective effect of the DRA on the individual fixed site centers within the fixed reporting unit.

Therefore, because the foregoing triggering events and circumstances occurred during the fourth quarter of fiscal year 2006, the Registrant performed an interim impairment analysis in accordance with SFAS 142 and recorded the impairment charges as set forth in the Form 10-K.

Form 10-Q for the Fiscal Quarter Ended December 31, 2006

General

2.              In conjunction with your annual impairment testing, we note you recorded an impairment charge of approximately $29 million in the quarter ended December 31, 2006 for your fixed reporting unit.  Considering the comment above, please provide us with an in-depth analysis supporting this impairment charge.  Your analysis should discuss how the revenue and cost assumptions used in your interim impairment analysis at June 30, 2006 compared and contrasted with those in your current analysis.  Also, discuss how significant the current decrease in revenues and increases in costs and expense were compared to what you had anticipated.  Finally, tell us how you considered the August 2006 and November 2006 CMS releases in the timing and determination of your impairment charge.

In determining the interim impairment charge at June 30, 2006, the Registrant used the Operating Plan which included certain assumptions regarding the fixed reporting unit’s revenues and costs for the fiscal year ending June 30, 2007.  For the six months ended December 31, 2006, the fixed reporting unit’s costs and expenses did not significantly deviate from the Operating Plan’s assumptions for costs and expenses.  In contrast, revenues for the fixed reporting unit during the six months ended December 31, 2006 were meaningfully lower than the assumptions for the same period.  The fixed reporting unit’s revenue assumptions for the fiscal year ending June 30, 2007 included anticipated revenues as a result of the implementation of certain sales and marketing initiatives.  Unfortunately, these initiatives only produced minimal improvements through the six months ended December 31, 2006 (as noted in the Executive Summary section of MD&A in the second quarter Form 10-Q).  Based on the actual revenues for the fixed reporting unit for the six months ended December 31, 2006 and revised estimated revenues for the remainder of the fiscal year ending June 30, 2007, the Registrant determined its fixed reporting unit revenues would be approximately 7.0% lower than originally assumed pursuant to the interim impairment analysis.  The $29.6 million impairment charge and the declining financial performance cited in Note 5 in the notes to our unaudited condensed consolidated financial statements for the period ended December 31, 2006, is predicated on this unanticipated decline in revenues and not on unanticipated increases in costs and expenses.

The Registrant did not consider the August 2006 and November 2006 CMS releases (which provided for overall decreases in the Medicare Part B schedule of 5.1% and 5.0%, respectively) in the annual goodwill impairment charge because (i) Congress consistently overturns CMS proposed reimbursement rate reductions (the Form 10-Q notes that this has happened for three consecutive years), and (ii) Congress did in fact overturn the CMS releases.

Based on the foregoing responses, the Registrant respectfully submits that the Registrant’s existing position and disclosure for the impairment charges are appropriate and adequate.

As requested by the Staff, the Registrant acknowledges that:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments relating to this correspondence, please do not hesitate to contact me at (949) 282-6130.  We look forward to expediting this matter with you.

Sincerely,

/s/ Marilyn U. MacNiven-Young

Marilyn U. MacNiven-Young
Executive Vice President,
General Counsel and Secretary